December 12, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carrols Restaurant Group, Inc.
Registration Statement on Form S-1
File No. 333-137524

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Carrols Restaurant Group, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement relating to the Company’s offering of shares of its common stock so that such registration statement is declared effective at 3:30 p.m. (Washington, D.C. time) on December 14, 2006, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the preliminary prospectus dated November 30, 2006 prepared by the Company in connection with the offering referred to above was distributed as follows:

	6,194 copies	to	Underwriters (includes 4 underwriters and their respective sales force representatives)

	4,467 copies	to	Institutions

	320 copies	to	Others

Total:	10,981 copies

Sincerely yours,

WACHOVIA CAPITAL MARKETS, LLC BANC OF AMERICA SECURITIES LLC

As Representatives of the several Underwriters

By: WACHOVIA CAPITAL MARKETS, LLC

By:	/s/ David Herman
Name: David Herman
Title: Director